XL Professional
100 Constitution Plaza
17th Floor
Hartford, CT 06103
Phone 860-246-1863
Fax 860-246-1899

INVESTMENT MANAGER BOND RENEWAL BINDER

Date:	December 01, 2015
Name:	James Brennan
Company:	Marsh
From:	Mark Vandevanter	Direct: 860.948.1807	mark.vandevanter@xlcatlin.com

INSURED INFORMATION

Name:	PNC Funds & PNC Advantage Funds
Address:	1900 East Ninth Street
Cleveland, OH 44114
Policy Number:	ELU141979-15F
Carrier:	Indian Harbor Insurance Company

	POLICY FORM	POLICY PERIOD
FB 71 03 06 10	Investment Manager Bond	December 01, 2015 to December 01, 2016
	AGGREGATE LIMIT of LIABILITY $4,500,000	Subject to Sections 4 and 12 of the Conditions and Limitations of this bond the Single Loss Limit of Liability is $4,500,000
the Single Loss Deductible is $0

INSURING AGREEMENT	SINGLE LOSS	SINGLE DEDUCTIBLE
(A) Fidelity	$4,500,000	$0
(B) On Premises	$4,500,000	$25,000
(C) In Transit	$4,500,000	$25,000
(D) Forgery or Alteration	$4,500,000	$25,000
(E) Securities	$4,500,000	$25,000
(F) Extortion	$4,500,000	$25,000
(G) Counterfeit Currency	$4,500,000	$25,000
(H) Audit Expense	$10,000	$25,000
(I) Claims Expense	$10,000	$25,000
(J) Computer Systems Fraud	$4,500,000	$25,000
(K) Voice-Initiated Funds Transfer	$4,500,000	$25,000
(L) Telefacsimile Transfer Fraud	$4,500,000	$25,000
(M) Uncollectible Items Of Deposit	$4,500,000	$25,000
(N) Unauthorized Signatures	$4,500,000	$25,000
(O) Stop Payment/Wrongful Dishonor	$10,000	$25,000

PREMIUM: See Policy ELU141979-15A

IMPORTANT:      Please note that the policy offered in connection with this binder is offered on an “Indemnified” basis, wherein the Insurer has no risk of loss. There is no intention of risk transfer to the Insurer. Any Losses or Defense Expenses payable under the policy offered in connection with this binder are the responsibility of the Insured, pursuant to the Indemnity Agreement. Adjustment of any Claim is also the sole responsibility of the Insured.

IF THE TOTAL PREMIUM IS NOT PAID BY THE PREMIUM DUE DATE SET FORTH ABOVE, THE INSURER WILL CANCEL THE COVERAGE FOR NON-PAYMENT OF PREMIUM. THE EFFECT OF SUCH CANCELLATION WILL BE THAT THE OFFERED COVERAGE SHALL NOT INCEPT, AS IF SUCH OFFER OF COVERAGE HAD NEVER BEEN MADE.

Commission: 0.00%

The liability of the Underwriter is subject to the terms of the following riders attached hereto:

•                            In Witness Endorsement

•                            Office of Foreign Assets Control Notice to Policyholders

•                            XL Privacy Notice

•                            Fraud Notice

•                            Ohio Service of Process Endorsement - XL-OHSOP (12/08)

•                            Partners Rider

•                            Amend General Agreement (E) Rider

•                            Amend Representations Rider

THE BINDER IS SUBJECT TO RECEIPT, REVIEW, AND ACCEPTANCE OF THE FOLLOWING ITEMS. THE ITEMS LISTED BELOW MUST BE RECEIVED WITHIN 10 DAYS.

•                            N/A

Appendix A

PROPOSED RESOLUTIONS

~ Collective Voting by All Trustees

with a Separate Vote by the Independent Trustees ~

Approval of Joint Fidelity Bond for PNC Funds and PNC Advantage Funds

RESOLVED, that it is the finding of the Boards of Trustees (the “Trustees”) of each of PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each of the portfolio series of PNC Funds and PNC Advantage Funds are collectively referred to as the “Funds” and individually as a “Fund”), including a majority of the Trustees who are not “interested persons” of the Funds, as such term is defined in the Investment Company Act of 1940 (the “1940 Act”), that the Fidelity Bond between the Funds, underwritten by XL Specialty Insurance Company with an aggregate joint bond limit of $4,500,000 at no charge to the Funds (the “Joint Bond”), for the periods September 19, 2015 to December 1, 2015 and December 1, 2015 to December 1, 2016, is in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act; and

FURTHER RESOLVED, that the form of Joint Insured Bond Agreement between the Funds, in substantially the form presented at this Meeting, be, and hereby is, approved; and

FURTHER RESOLVED, that the Joint Bond be, and it hereby is, approved; and

FURTHER RESOLVED, that the actions taken by management in securing the Joint Bond, including the appropriate filing of the Joint Bond with the SEC be, and they hereby are, approved; and

FURTHER RESOLVED, that authority is hereby granted to the proper officers of the Funds to further increase the amount of the Joint Bond as deemed necessary, subject to review and ratification by the Trustees at the next regular quarterly meeting; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to make any and all payments, as applicable, and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions; and

FURTHER RESOLVED, that the Secretary of the Funds is hereby directed to:

(1)         File with the SEC within 10 days after receipt of executed the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the

Trustees including a majority of the Trustees who are not “interested persons” as that term is defined by the 1940 Act, approving the amount, type, form, and coverage of such bond and the portion of the premium to be paid by the Funds, (iii) a statement showing the amount the Funds would have provided or maintained had it not been named as an insured under a joint insured bond, (iv) a statement as to the period for which the premiums for such bond have been paid, (v) a copy of each agreement between the Funds and all other named insured entered into pursuant to Rule 17g-1(f) under the 1940 Act, and (vi) a copy of any amendment to the Agreement within 10 days after the execution of such amendment;

(2)         File with the SEC, in writing, within five days after the making of a claim under the bond by the Funds, a statement of the nature and amount thereof;

(3)         File with the SEC, in writing, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Funds; and

(4)         Notify by registered mail each Trustee at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, (ii) the filing and settlement of any claims under the bond by the Funds at any time the filings required under (2) and (3) above are made with the SEC, and (iii) the filing and proposed terms of settlement of any claim under the bond by any other named insured, within five days of the receipt of a notice from the fidelity insurance company.

AGREEMENT AMONG JOINTLY INSURED PARTIES

THIS AGREEMENT is made as of September 19, 2015 by and among PNC Funds, on behalf of each of its portfolio series, and PNC Advantage Funds, on behalf of each of its portfolio series (each a “Participating Fund,” and collectively, the “Participating Funds”).

WHEREAS, the Participating Funds are to be named as Insured under Joint Insured Fidelity Bonds (the “Bonds”) issued to the parties hereto under the Investment Company Blanket Bond for the terms September 19, 2015 to December 1, 2015 and December 1, 2015 to December 1, 2016;

WHEREAS, the Insured desires to establish (i) criteria by which recoveries under the Bond shall be allocated among parties and in compliance with Rule 17g-1 under the Investment Company Act of 1940 (the “Act”), and (ii) the basis on which additional investment companies for which the PNC Capital Advisors, LLC hereafter acts as manager or investment adviser may be added as named Insured under the Bond;

NOW, THEREFORE, it is hereby agreed as follows:

1.             In the event that the claims of loss to two or more Insured under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, each Participating Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1(d)(1) under the Act.

2.             If the Insurer is willing to add as an Insured under the Bond an investment company not listed at the head of this agreement for which PNC Capital Advisors, LLC hereafter is manager or investment adviser, and such investment company may be included in the Bond pursuant to Rule 17g-1 under the Act, the Participating Funds agree that (a) such addition may be made, provided that those directors/trustees of each of the Participating Funds who are not “interested persons” of such Participating Fund shall approve such addition, and (b) such investment company may become a party to this agreement and be included within the terms “Fund” or “party”, provided that in each case (i) such investment company shall have executed and delivered to the Participating Funds its written agreement to become a party hereto and be bound by the terms of this agreement, and (ii) the premium paid by each Participating Fund thereafter would be no more than the premium of an individual policy for the Participating Fund and no more than the share of the joint premium based on the relative premiums which would apply to individual policies taken by the jointly insured parties.

3.             The obligations of the Participating Funds under this Agreement are not binding upon any of the directors/trustees or holders of shares or interests of beneficial interest of any such Participating Fund individually, but bind only the respective assets of each Participating Fund.

This Agreement Among Jointly Insured Parties may be executed in two or more counterparts, all of which taken together shall be deemed one and the same instrument.

IN WITNESS WHEREOF the parties have caused these presents to be executed by their officers hereunto duly authorized all as of the day and year first above written.

PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	President of each Participating Fund